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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                           GLOBAL VACATION GROUP, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   37937F 10 6
                                 (CUSIP Number)

                             Daniel A. Raskas, Esq.
                             Thayer Capital Partners
                    1455 Pennsylvania Avenue, N.W., Suite 350
                             Washington, D.C. 20004
                                 (202) 371-0150
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 20, 2000
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

              Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

---------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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 CUSIP No.  37937F 10 6                            13D                           Page 2 of 5 Pages
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
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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Thayer Equity Investors III, L.P.

----------------------------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                            (a)   [X]
                                                                                                                    (b)   [ ]


----------------------------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
----------------------------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                                                 [ ]

----------------------------------------------------------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
----------------------------------------------------------------------------------------------------------------------------------
                       7         SOLE VOTING POWER

                                 9,457,249
   NUMBER OF          ------------------------------------------------------------------------------------------------------------
    SHARES             8         SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                      0
     EACH             ------------------------------------------------------------------------------------------------------------
   REPORTING           9         SOLE DISPOSITIVE POWER
    PERSON
     WITH                        9,457,249
                      ------------------------------------------------------------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER

                                 0
----------------------------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,457,249
----------------------------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                             [ ]

----------------------------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       64.1%
----------------------------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN
----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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
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 CUSIP No.  37937F 10 6                            13D                           Page 3 of 5 Pages
           ---------------------
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
----------------------------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       TC Equity Partners, L.L.C.

----------------------------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                            (a)   [X]
                                                                                                                    (b)   [ ]


----------------------------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
----------------------------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                                                 [ ]

----------------------------------------------------------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
----------------------------------------------------------------------------------------------------------------------------------
                       7         SOLE VOTING POWER

                                 9,457,249
   NUMBER OF          ------------------------------------------------------------------------------------------------------------
    SHARES             8         SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                      0
     EACH             ------------------------------------------------------------------------------------------------------------
   REPORTING           9         SOLE DISPOSITIVE POWER
    PERSON
     WITH                        9,457,249
                      ------------------------------------------------------------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER

                                 0
----------------------------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,457,249
----------------------------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                             [ ]

----------------------------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       64.1%
----------------------------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN
----------------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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 CUSIP No.  37937F 10 6                            13D                           Page 4 of 5 Pages
           ---------------------
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       This Amendment No. 1 amends the Schedule 13D filed on August 14, 1998 by
Thayer Equity Investors III, L.P., a Delaware limited partnership ("Thayer"), and TC Equity Partners, L.L.C., a Delaware limited liability company ("TC
Equity"), relating to shares of Common Stock, $.01 par value per share ("Common
Stock"), of Global Vacation Group, Inc., a New York corporation (the "Issuer").
Capitalized terms used herein without definition have the meaning set forth in the prior Schedule 13D statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Pursuant to a Note Purchase Agreement (the "Purchase Agreement"), dated as of June 20, 2000, by and between the Issuer and GV Investment LLC, a Delaware limited liability company ("GVI"), the Issuer has issued and sold $27,500,000 of its 9% Convertible Subordinated Notes (the "Convertible Notes") to GVI, which Convertible Notes are convertible into shares of Common Stock.

       In connection with the Purchase Agreement, Thayer and GVI entered into a Shareholders Agreement, dated as of June 20, 2000 (the "Shareholders Agreement"), which is attached hereto as Exhibit 7. Pursuant to the Shareholders
Agreement: (a) certain transfer restrictions were imposed on the Common Stock and other equity securities, including securities convertible into or exercisable or exchangeable for equity securities, of the Issuer (collectively, "Equity Securities") owned by the parties to such agreement; (b) each of Thayer and GVI agreed to vote all of their respective Equity Securities to cause the Issuer's Board of Directors to be comprised of eight (8) directors, initially with six (6) nominated by Thayer and two (2) nominated by GVI (such number to decrease if GVI's holdings in the Issuer decrease); (b) Thayer agreed to vote all of its Equity Securities in favor of a shareholder proposal to approve the issuance to GVI of the shares of Common Stock issuable upon conversion of the Convertible Notes and to take all other actions within its control to ensure that a shareholder meeting to consider this proposal is held by June 20, 2001; and (c) both parties agreed that (i) if either party requests a change in the Issuer's Chief Executive Officer or Chief Financial Officer, then the other party shall do all things in its power to effect that change and (ii) both parties shall support only replacement candidates for these offices as are mutually agreed upon.

ITEM 7.       MATERIALS TO BE FILED AS EXHIBITS.

       Exhibit 7 Shareholders Agreement, dated as of June 20, 2000, by and between Thayer Equity Investors III, L.P. and GV Investment LLC.



                             *    *    *    *    *


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                                    SIGNATURE

       After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


       Dated:  June 23, 2000


                                     THAYER EQUITY INVESTORS III, L.P.

                                     By:  TC Equity Partners, L.L.C.,
                                          its General Partner



                                          By:  /s/ Daniel Raskas
                                             -----------------------------------
                                          Name:  Daniel Raskas
                                               ---------------------------------
                                          Title:  Vice President
                                                --------------------------------


                                     TC EQUITY PARTNERS, L.L.C.



                                     By:  /s/ Daniel Raskas
                                        ----------------------------------------
                                     Name:  Daniel Raskas
                                          --------------------------------------
                                     Title:  Vice President
                                           -------------------------------------